SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A5

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671103
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Lambda Investors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,310,827
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,310,827
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,310,827*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	61.81%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,443,052
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,443,052
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,443,052
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.10%
14	Type of Reporting Person (See Instructions)	PN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,443,052
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,443,052
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,443,052
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.10%
14	Type of Reporting Person (See Instructions)	OO

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,443,052
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,443,052
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,443,052*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.10%
14	Type of Reporting Person (See Instructions)	IN

CUSIP No. 640671103
1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only)	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	18,443,052
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	18,443,052
11	Aggregate Amount Beneficially Owned by Each Reporting Person *includes warrants exercisable to acquire 11,589,151 shares of common stock	18,443,052*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)	62.10%
14	Type of Reporting Person (See Instructions)	IN

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2007 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”), as amended by Amendment No. 1 to the Statement filed with the Commission on February 12, 2010 (“Amendment No. 1”),  Amendment No. 2 to the Statement filed with the Commission on March 21, 2011 (“Amendment No. 2”), Amendment No. 3 to the Statement filed with the Commission on February 13, 2013 (“Amendment No. 3”) and Amendment No. 4 to the Statement filed with the Commission on June 5, 2013 (“Amendment No. 4” and together with the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Statement”).  Except to the extent amended or supplemented by the information contained in this Amendment No. 5, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following:

The consideration used to fund the November 2013 Loan (as defined below) was $1,500,000, which Lambda paid out of its general funds.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

The Company closed the Rights Offering in May 2013 and with certain of the proceeds paid off the Note in full.

On November 12, 2013, Lambda loaned the Company $1,500,000 (the “November 2013 Loan”) pursuant to a secured Promissory Note (the “November 2013 Promissory Note”). The November 2013 Promissory Note bears interest at the rate of 12% per annum and matures on May 12, 2014, at which time all principal and accrued interest will be due; provide, however, the Company has agreed to prepay amounts due under the November 2013 Promissory Note with the cash proceeds from (a) the November 2013 Rights Offering (as defined below), (b) any other equity or debt financing by the Company or any subsidiary, (c) the issuance or incurrence of any other indebtedness or the sale of any assets outside the ordinary course of business, in each case prior to the maturity date or (e) the disposition of assets outside of the ordinary course of business. If the Company does not pay principal and interest under the November 2013 Promissory Note when due, the interest rate increases to 16% per annum. The Company may prepay the November 2013 Promissory Note without penalty at any time. The November 2013 Promissory Note is secured by a first priority lien on all of the Company’s assets, including its intellectual property.

In consideration for the November 2013 Loan, the November 2013 Promissory Note required the Company to pay Lambda $75,000 for legal fees and other expenses incurred in connection with the November 2013 Loan and the November 2013 Rights Offering. Pursuant to the November 2013 Promissory Note, the Company is required to undertake a registered rights offering of 9,166,667 shares of Common Stock, at a price of $0.30 per share, for aggregate gross proceeds of $2.75 million (the “November 2013 Rights Offering”), and use the proceeds thereof to, among other things, pay off the November 2013 Promissory Note.  The Company has also agreed to pay Lambda an 8% sourcing/financing fee ($120,000) in connection with the November 2013 Loan.

In connection with the November 2013 Loan, the Company entered into a registration rights agreement with Lambda (the “November 2013 Registration Rights Agreement”) on November 12, 2013, pursuant to which the Company agreed to file, within 30 days after the closing of the November 2013 Rights Offering, a registration statement on Form S-1 or other appropriate form (if the Company is not then eligible to use Form S-3) covering the resale of the Common Stock acquired by Lambda in the November 2013 Rights Offering.  The Company has agreed to pay all expenses associated with such registration statement and the resale of shares by Lambda under such registration statement and agreed to use its reasonable best efforts to keep such registration statement continuously effective until such time as all securities registered on such registration statement have been sold or are eligible for sale without restriction under all applicable securities laws.

In the November 2013 Promissory Note, the Company also agreed that all the warrants held by Lambda will be amended to expire five (5) years from the anniversary of the closing of the November 2013 Rights Offering.

The Reporting Persons hold their Common Stock and warrants to purchase Common Stock for investment purposes.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above. However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of November 12, 2013, calculated as described below, are as follows:

Lambda Investors LLC
(a) Amount beneficially owned:	18,310,827	Percent of class:	61.81%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,310,827
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,310,827

Wexford Capital LP
(a) Amount beneficially owned:	18,443,052	Percent of class:	62.10%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,443,052
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,443,052

Wexford GP LLC
(a) Amount beneficially owned:	18,443,052	Percent of class:	62.10%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			18,443,052
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			18,443,052

Charles E. Davidson
(a) Amount beneficially owned:	18,443,052	Percent of class:	62.10%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	18,443,052
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	18,443,052

Joseph M. Jacobs
(a) Amount beneficially owned:	18,443,052	Percent of class:	62.10%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	18,443,052
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	18,443,052

Each aggregate number of shares of Common Stock beneficially owned listed above was calculated by taking the number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person and increasing such number, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.  Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person (calculated in accordance with the previous sentence) by 18,034,632, the number of shares of Common Stock outstanding as of November 7, 2013, as report to the Commission in the Company’s last 10Q filed November 14, 2013,  increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and options to purchase shares of Common Stock beneficially owned by such Reporting Person.

Wexford Capital may, by reason of its status as managing member of Lambda, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Lambda.

Since the date of the Amendment No. 4, the Company granted to each of Mr. Arthur H. Amron, a Partner and Secretary of Wexford Capital LP and Dr. Paul Mieyal, an employee of Wexford Capital LP, in respect of their service as a director of the Company an additional 5,417 shares of Restricted Stock which is restricted for six (6) months from the grant date of August 20, 2013.

Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following:

The disclosure concerning the November 2013 Loan, November 2013 Promissory Note and Registration Rights Agreement and related transactions contained in Item 4 is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

Exhibits

1	Senior Secured Note dated November 12, 2013 issued to Lambda Investors LLC (incorporated by reference to Exhitbit 10.1 to the Company’s 8-k, filed on with the Commission on November 14, 2013.

2
Registration Rights Agreement by and between the Company and Lambda Investors LLC dated November 12, 2013 (incorporated by reference to Exhitbit 10.2 to the Company’s 8-k, filed on with the Commission on November 14, 2013.

______________
* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2013

LAMBDA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its general partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS